August 27, 2024

VIA EDGAR CORRESPONDENCE

Michael Rosenberg

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust (the “Trust”) (File Nos. 333-89822 and 811-21114)

Dear Mr. Rosenberg:

On June 21, 2024, the Trust filed with the U.S. Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 303 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 312 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (the “Amendment”). The Amendment was filed for the purpose of registering ProShares Russell 2000 High Income ETF (the “Fund”) as a new series of the Trust.

We received comments from you relating to the Amendment on July 31, 2024 and August 23, 2024. For your convenience and reference, we have summarized the comments in this letter and provided the Trust’s response below each such comment. The Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter and to make other minor and conforming changes.

1.Comment: Please confirm that the B-Filing will incorporate changes the Trust has made to its series ProShares S&P 500 High Income ETF filed under Rule 485(b) of the Securities Act of 1933, as amended, on December 14, 2023, other than changes in disclosure that relate to differences in the Index being tracked.

Response: The Trust so confirms.

2.Comment: Please confirm (1) whether the notional amount of the long position will always be equal to or larger than the call options sold; (2) whether the expiration date of the long options will be equal to or longer than those sold; and (3) whether the strike price of the purchased calls will ever be higher than the sold call options and if so what would be the maximum difference in the strike price.

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Response: The Trust confirms that the Fund will not directly buy or sell call options. Instead, as stated in the prospectus, the Fund expects to gain exposure to the Index by investing principally in equity securities, exchange-traded funds, swap agreements and futures contracts. As noted in the prospectus:

[t]he Index is designed to replicate the performance of an investment strategy that combines a long position in the Russell 2000 Index with a short position in Russell 2000 Index daily call options. The long component of the Index consists of the equity securities represented in the Russell 2000 Index… The short component of the Index consists of out-of-the-money Russell 2000 Index call options generally having one day to expiration when sold….

The short component of the Index is intended to be of notional amount equal to the long component of the Index at the time the long and short positions are determined. Additionally, as noted above, the short component of the Index measures the performance of short call options generally having one day to expiration, whereas the long component of the Index consists of equity securities rather than options. Because the long component of the Index consists of equity securities, comparisons of expiration date and strike price are not applicable.

3.Comment: Please provide the name of the Index and the Index methodology.

Response: The name of the Index is the Cboe Russell 2000 Daily Covered Call Index. The methodology has been provided under separate cover. The Trust has revised the “Investment Objective” to include the name of the Index and the “Principal Investment Strategies” to include a summary description of the Index.

4.Comment: In the discussion of return of capital, please disclose how the fund defines significant portion. Please confirm how the fund’s name is not materially misleading under 35(d) if a significant portion of the monthly distribution will be return of capital.

Response: The Trust has revised the discussion of return of capital to clarify that “some or all” of the Fund’s distribution may be characterized by return of capital.

The Trust believes it is appropriate to include “high income” in the Fund’s name because the Fund seeks to generate high income by capturing the dividends and income received from its Russell 2000 Index daily covered call strategy. The Fund expects to make distributions that reflect these dividends and call premiums on a monthly basis.

5.Comment: Please supplementally explain whether the fund intends to report a distribution rate and in addition we note that reports containing distribution yields should be accompanied by a total return and/or SEC yield.

Response: The Trust confirms that it may report a distribution rate once such data is available. The Trust confirms that any such reports will be accompanied by a total return and/or SEC yield.

6.Comment: Many investors may not fully understand the meaning of return of capital, please clarify that shareholders that receive the payment of a dividend or distribution consisting of return of capital may be under the impression that they are receiving net profits when they are not and disclose that the shareholders should not assume that the source of their distributions is net profit.

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Response: The Trust believes the principal risk titled “Monthly Distribution Risk” appropriately discloses the concept of return of capital. However, the Trust has revised the seventh paragraph under “Principal Investment Strategies” to add disclosure in response to the Staff’s comment.

The monthly distributions are intended to provide shareholders with dividend and call premium income. However, ~~a significant portion~~ some or all of the monthly distributions may be characterized as return of capital. You should not assume that the source of your distributions is net profit.

7.Comment: Please disclose in the Principal Investment Strategy that the Fund may be concentrated and disclose if the Index is concentrated as of the date of the prospectus.

Response: The Trust respectfully declines to revise the disclosure as requested. The Trust notes that such disclosure as of the Fund’s fiscal year end is included in the section entitled “Principal Risks – Industry Concentration Risk”. The Trust believes the location of this disclosure under the section entitled “Principal Risks – Industry Concentration Risk” rather than the “Principal Strategies” section is appropriate. In addition, the Trust notes that it generally provides concentration disclosure for all series as of such series’ most recent fiscal year end and has followed the same process for this Fund.

8.Comment: Please confirm whether the license agreement with the index provider will be filed as a material contract of the Fund.

Response: The Trust does not believe that the index license is a material contract of the Fund.

9.Comment: Please disclose in the investment strategy section that return of capital generally will not be taxable but will reduce the shareholders cost basis and will result in higher capital gain or lower capital loss when those fund shares on which the fund distribution was received are sold and that because a portion of the Fund’s distributions may consist of return of capital, the Fund may not be an appropriate investment for investors who do not want their principal investment in the fund to decrease over time or do not wish to receive return of capital in a given period.

Response: The Trust respectfully declines to revise the disclosure as requested. The Trust notes that disclosure related to the Fund’s distributions are included in the principal risk titled “Monthly Distribution Risk”. Specifically, the second paragraph of that risk states:

In addition, the Fund intends to make monthly distributions that generally reflect the dividend and call premium income without regard to market conditions. As a result of its monthly distributions and the investment strategy of the Fund, a significant portion of such distributions may be characterized as a return of capital for financial reporting and tax purposes. A return of capital is the portion of the distribution representing the return of your investment in the Fund. A return of capital is generally tax-free to the extent of a shareholder’s basis in the Fund’s shares and reduces the shareholder’s basis in their shares. A return of capital results in a higher capital gain or lower capital loss when the shares on which the return of capital distribution was received are sold. After a shareholder’s basis in the shares has been reduced to zero, return of capital distributions will be treated as gain from the sale of the shareholder’s shares.

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The Trust respectfully declines to state that the Fund may not be an appropriate investment for investors who do not want their principal investment in the Fund to decrease over time. The Trust believes such a statement would be misleading. In particular, as disclosed in the Fund’s investment strategy:

The Fund intends to make distributions each month of an amount that generally reflects the dividend and call premium income earned by the Index (net of Fund expenses) as measured by the ~~[]~~ Cboe Russell 2000 Daily Covered Call Index – Income Only ~~Index~~, a sub-index that measures the cash received by the Index from dividends and call option premiums. The monthly distributions are intended to provide shareholders with dividend and call premium income. However, ~~a significant portion~~ some or all of the monthly distributions may be characterized as return of capital. You should not assume that the source of your distributions is net profit.

The distributions of the Fund are intended to consist of the dividend and call premium income generated by a daily covered call strategy and not an investor’s principal. One consequence of the instruments the Fund intends to use to achieve its investment objective is that the amounts attributable to this income may be characterized under US GAAP and the Internal Revenue Code, as amended, as return of capital. However, the economic reality of the Fund is that it seeks to distribute dividend and call premium income and not simply return an investor’s principal investment.

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We hope that these responses adequately address your comments. If you or any other Commission staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Kristen Freeman

ProShare Advisors LLC

Senior Director, Counsel

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